EFES

08001709

File: 082-04144

March 31, 2008

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC
Mail Processing
Section

APR 02 2008

Washington, DC
104

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 2007 annual audited consolidated financial statements and the consolidated financial statements as of and for the year ending 31.12.2007 together with independent auditor's review report.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Jlw 4/16

ANADOLU EFES HAS ANNOUNCED ITS AUDITED CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE YEAR ENDED 31.12.2007

STRONG TOP LINE GROWTH AND IMPROVED PROFITABILITY IN ALL LINES OF BUSINESSES

- **Consolidated[1] sales volume (including beer and soft drink volumes) up 11.4% in 2007 over 2006**
  - **Total beer sales volume at 20.9 million hectoliters ("mhl") in 2007; up 11.1%**
    - **Like for like[2] sales volume growth of 13.1%**
  - **Total soft drink sales volume at 480.3 million unit cases ("m u/c"); up 13.3%**
- **Consolidated[1] Net Sales Revenue at YTL3,030.4 million in 2007; up 16.8%**
- **Consolidated[1] EBITDA at YTL734.9 million; up 24.0%**


Consolidated[1] Sales Volume Development
31,0
34,6
11.4%
mhl
2006
2007
Beer
Soft Drinks


Breakdown of Sales Volume by Business Segment*
Turkey Beer
21,9%
* On a combined basis. Includes 100.0% Turkey Beer and EBI, 50.3% of CCI


Consolidated[1] Net Sales Revenue
16.8%
mYTL
2 594,0
3 030,4
2006
2007


Breakdown of Sales Revenue by Business Segment*
International Beer
36,0%
Turkey Beer
32,0%
* On a combined basis. Includes 100.0% Turkey Beer and EBI, 50.3% of CCI


Consolidated[1] EBITDA
22.9%
24.3%
24.0%
mYTL
592,8
734,9
2006
2007
EBITDA Margin


Breakdown of EBITDA by Business Segment*
International Beer
Turkey Beer
51,6%
* On a combined basis. Includes 100.0% Turkey Beer and EBI, 50.3% of CCI

[1] *Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI.*
[2] *Excluding the sale volume of Interbrew Efes Brewery in Jan-Aug 2006 and including the sales volume of Krasny Vostok Brewing Group for the first two months of 2006. Please see the related sections for further details.*

FOR GENERAL RELEASE TO THE PUBLIC
March 28th, 2008

ANADOLU EFES CONSOLIDATED RESULTS

• Anadolu Efes' consolidated sales volume (including beer and soft drink volumes) was up 11.4% in 2007 over 2006.

•In 2007 Anadolu Efes' consolidated net sales revenue reached YTL3,030.4 million, by increasing 16.8% over the previous year. The revenue growth, which was ahead of the volume growth, was mainly due to the increase in average prices in all lines of businesses.

•The consolidated gross profit of Anadolu Efes increased by 22.8% in 2007 over the previous year and reached YTL1,534.7 million. The improvement in the gross profit margin to 50.6% from 48.2% year ago was assisted by the improvement in the gross profits of the soft drinks business and Turkey beer operations and achieved despite the challenging conditions in the global commodity markets, impacting especially our international beer operations.

•Our consolidated profit from operations increased 30.4% in 2007 and reached YTL515.8 million, while consolidated profit from operations margin increased to 17.0% from 15.2% in the previous year, as a result of improved operational profitability in all lines of businesses. Consequently, Anadolu Efes' consolidated EBITDA increased by 24.0% over the previous year and reached YTL734.9 million with an EBITDA margin expansion to 24.3% from 22.9% in 2006.

• Anadolu Efes' consolidated net income in 2007 increased by 39.2% over the previous year and reached YTL374.5 million. In addition to improved operating performance, net income was also positively impacted by the foreign exchange gains recorded primarily by Turkey beer and soft drink operations as a result of strengthening of YTL versus USD in Turkey.

• As of 31.12.2007 Anadolu Efes' consolidated net financial debt was YTL750.9 million.

CONSOLIDATION PRINCIPLES



• The consolidated financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached financial statements in this announcement comprise the audited income statements for the years ended 31.12.2007 and 31.12.2006 as well as the audited balance sheets as of 31.12.2007 and 31.12.2006. Figures for the years 2007 and 2006 are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

• CCI, in which Anadolu Efes holds 50.3% stake is proportionately consolidated in Anadolu Efes' financial results as per Anadolu Efes' shareholding.

BEER GROUP

MANAGEMENT COMMENTARY:

"We are very happy to report a successful year for our beer operations with strong volume and revenue growth as well as improved profitability. Our beer operations' total sales volume in 2007 exceeded the 20 million hectoliter mark by growing 11.1% year on year and reaching 20.9 million hectoliters" commented Mr. Alejandro Jimenez, President of Efes Beer Group. "2007 was a challenging year for brewers globally with raw material costs increasing, especially for malting barley, malt and hops, major ingredients for beer production. In such a challenging environment, we are especially proud to deliver profitability expansion both in Turkey and international beer operations. While improving our EBITDA margin to the historically highest level in Turkey, a strong 41.2%, we must underline the importance of economies of scale and our good execution skills. In the international markets we are extremely proud to have delivered EBITDA margin expansion, in line with our guidance at the start of 2007, although the challenges in the commodity market was more influential in the international markets throughout the year."

TURKEY BEER


Sales Volume Development
7.1
7.6
Total 6.8%
Domestic 7.9%
mhl
2006
2007
Domestic
Export


Net Sales Revenue
17.1%
mYTL
825.6
967.0
2006
2007

• In 2007 domestic sales volume of our Turkey Beer Operations increased by 7.9% over the previous year and reached 7.1 mhl. Although the Ramadan moved primarily into the third quarter in 2007, which is the peak season for Turkish beer business, volume growth momentum accelerated owing to the increased tourism activity, the dynamic performance of our initiatives towards further development of off-premise outlets, in addition to favorable weather conditions and effective marketing activities in the period and throughout the year in general. In addition to factors listed above, volume growth was also positively affected by Government's introduction of tag application for the alcoholic drinks sector in the fourth quarter in order to prevent contraband products, primarily in wine category. This resulted in a decreased presence of such products in the market, which impacted beer sales positively. Strong domestic volume growth resulted in market share appreciation taking our estimated market share to 83% in 2007 from 82% a year ago.

• Although export volume contracted vs.2006, improving on a quarter by quarter basis, the contraction vs. 2006 decreasing throughout 2007. Including the export volume, the total sales volume of our Turkey Beer Operations in 2007 was 7.6 mhl, indicating a growth of 6.8% over the previous year.

•In 2007 our Turkey beer operations recorded a net revenue of YTL967.0 million, indicating an increase of 17.1% over the previous year. Revenue growth ahead of volume growth delivered an increased average price per liter of YTL1.28 in FY2007 from YTL1.16 in FY2006.

• Increased sales volume resulted in better cost efficiencies due to economies of scale in 2007. Consecutively, our cost of sales as a percentage of net sales revenue declined in 2007 over the previous year, despite the global increase in raw material costs. Gross profit margin of our Turkey beer operations improved to 67.4% in 2007 from 64.5% in 2006.

TURKEY BEER


EBITDA
41.2%
37.5%
28.6%
398,2
mYTL
2006
2007
EBITDA Margin

•In 2007 operating expenses as a percentage of net sales revenue declined compared to the previous year, thereby resulting in an improvement in profit from operations margin by app. 450 basis points ("bps") to 33.9% in 2007 from 29.4% in 2006.

•In 2007 our Turkey beer operations delivered an EBITDA of YTL398.2 million, indicating a growth of 28.6% over 2006. The EBITDA margin improvement to 41.2% in 2007 from 37.5% in 2006 was primarily assisted by the improvement in production and operational efficiencies as a result of increased sales volume.

•Net income of our Turkey beer operations in 2007 increased by 27.0% over previous year and reached YTL278.7 million. Although in 2007 average net financial indebtedness was higher than in 2006, which resulted in higher financial expenses, foreign exchange gains in the period offset this negative impact and together with the positive operating performance, assisted the net income growth.

• Net financial debt of Turkey beer operations as of 31.12.2007 was YTL7.4 million compared to YTL190.4 million as of end of 2006. The substantial decrease in our Turkey beer operations' net indebtedness is due to the repayment of half of the US$200 million syndicated loan sourced in November 2006 with internally generated cash and refinancing the balance with US$100 million bank loan.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)

• Our international beer operations are conducted by Efes Breweries International N.V.("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70.2% subsidiary of Anadolu Efes. As of end of 2007 EBI ran its operations through 10 breweries and 4 malteries in 5 countries.


Sales Volume Development
13.8%
13.3
mhl
2006
2007


Geographical Breakdown of Sales Volume*
Serbia 3,4%
Moldova 9,0%
Kazakhstan 10,1%
Russia 77,5%

*pre consolidation adjustments

•EBI's consolidated sales volume reached 13.3 million hectoliters ("mhl") in 2007, by growing 13.8% over the previous year. To provide a better comparison; if the 2006 sales volumes were presented on a like-for-like basis, whereby

- •the sales volume in the first two months of 2006 of the Krasny Vostok Brewing Group ("KV Group"), which EBI acquired in February 2006 is included and,
- •the sales volume of Interbrew Efes Brewery ("Efes Romania"), EBI's 50% operating subsidiary in Romania, in which EBI disposed its shareholding in August 2006, is excluded from 2006 results,

EBI's like-for-like sales volume growth in 2007 was 17.0%.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)-cont'd.


Net Sales Revenue Development
m USD
30.9%
836,2
2006
2007


Geographical Breakdown of Net Sales Revenue
Serbia 2,6%
Moldova 6,3%
Kazakhstan 13,1%
Russia 78,0%


EBITDA Development
17,6%
18,7%
38.5%
156,0
m USD
2006
2007
EBITDA Margin


Geographical Breakdown of EBITDA
Other* 10,8%
Kazakhstan 12,8%
Russia 76,3%
*Other includes Moldova, Serbia and Headquarter Adjustments

•In 2007 EBI's consolidated net sales revenue reached US$ 836.2 million by increasing 30.9% over previous year. The increase in net sales revenue, which was ahead of volume growth, was mainly attributable to local currency price increases in all of EBI's operating markets in 2007, also driven by the positive packaging mix stemming from the switch from returnable bottles to non-returnable bottles in Kazakhstan as well as by the positive foreign currency effect, due to the strengthening of local currencies in our operating geographies against USD, EBI's reporting currency. The growth in net sales revenue is also positively impacted by effective price management of the economy segment brands which are important drivers of volume growth, primarily in Russia.

•Although EBI's consolidated gross profit increased by 20.7% over 2006 and reached US$374.1 million in 2007, gross profit margin contracted from 48.5% in 2006 to 44.7% in 2007. The contraction is primarily due to the global increase of malt and malting barley prices and also the negative impact of packaging mix in Kazakhstan, as explained above. Due to the increase in raw material costs globally, the ability to supply own malt requirements is gaining significant importance. Currently EBI operates 4 malteries with an annual malt production capacity of 139.000 tonnes in Russia. In order to ensure a more effective management of its cost base in 2008, EBI currently is in the proces of increasing the aggregate capacity of its malteries in Russia and become self-sufficient in the supply of this major raw material. In addition EBI also has a pre-form production facility in Russia, with a capacity of 1.3 million units per day, which also is an important asset in terms of more effectively controlling the packaging costs, especially given the increased share of PET products in Russia.

•In 2007 EBI's profit from operations increased by 45.4% over the previous year and reached US$80.6 million. Operating expenses as a percentage of net sales revenue in 2007 decreased with respect to 2006 mainly due to further streamlining of business after the KV Group acquisition in 2006 in Russia, such as rationalization of the brand portfolio in this market and optimization of cross brewing. As a result of the operational efficiencies driven, the contraction in the gross profit margin was more than offset and EBI delivered an improved profit from operations margin of 9.6% in 2007 vs. 8.7% in 2006.

•Accordingly, in 2007 EBI's consolidated EBITDA increased by 38.5% over the previous year and reached US$156.0 million. Consolidated EBITDA margin also increased from 17.6% in 2006 to 18.7% in 2007. The increase in EBITDA margin was achieved in spite of a challenging operating environment in 2007.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)- cont'd

•EBI's net income increased by 81.8% in 2007 compared to 2006 and reached US$37.5 million. In addition to better operating profitability, lower net interest expenses as a percentage of net sales revenue despite higher level of indebtedness positively affected the net income.

•As of 31.12.2007 EBI had a net financial debt of US$487.5 million. The increase in net financial debt, which was US$ 307.7 million as of 31.12.2006, is to a great extent due to the increase in bank borrowings and decrease in cash in order to finance the US$127.7 million of capital expenditure in 2007. Capex in 2007 is attributable to the capacity increase in Kazakhstan from 1.3 mhl per annum in 2006 to 2.1 mhl per annum in 2007 on top of annual maintenance capex as well as the initiation of capex for 2008 in the fourth quarter of 2007. Net financial debt is also impacted by increased inventory at the year end, which is due to the early procurement of certain raw materials, including malting barley for the following year.

BEER GROUP- OUTLOOK FOR 2008:

"We are confident that we can deliver another year of strong top line growth in 2008, as all of our beer markets possess solid volume growth prospects. As management, we are fully confident that we can effectively manage the raw material costs pressure with our operational efficiencies in all busines lines and price increases ahead of inflation in international markets. The efficiencies we refer to are expected to be derived primarily from the optimization of marketing expenses due to our now completed brand rationalization in Russia and economies of scale in Turkey and international markets.

In 2008 we plan to deliver an absolute EBITDA growth both in Turkey beer and EBI on an annual basis albeit with a lower margin coming from our international operations primarily as a result of timing differences between our expected price increases and cost reduction initiatives versus the increase in raw material costs and therefore such reduction in profitability may vary quarter on quarter.

We expect to once again outperform the markets where we operate in 2008 with revenues increasing ahead of sales volume."

SOFT DRINK GROUP

•Anadolu Efes' soft drink operations are run by Coca-Cola İçecek A.Ş. ("CCI"). CCI produces, sells and distributes carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has a 33.3% interest in Turkmenistan Coca-Cola Bottlers Ltd., the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to joint venture agreements that have the exclusive distribution rights for brands of The Coca-Cola Company in Iraq and Syria and has the option to become the sole Coca-Cola bottler in Iraq and Syria. Anadolu Efes is the largest shareholder of CCI with 50.3% stake.

MANAGEMENT COMMENTARY:

"2007 was yet another excellent year for Coca-Cola Icecek, delivering double digit volume growth and strong margin expansion. CCI is ideally positioned as a regional bottler with the The Coca-Cola Company brands, market leadership, balanced geographic coverage and an exceptional management team. The world class execution capability of our teams ensures our growth coupled with excellent EBITDA margin improvement, despite prevailing economic conditions. This is definitely evidence of our strategic focus and commitment to re-invent and drive our business every day. Our system's ability to innovate is at the core of our financial and operational success. Combined with a focus in developing a profitable portfolio together with a disciplined application of revenue growth management, we have created solid momentum which is geared to deliver sustainable profitability for years to come. While we face uncertain times in the global economy, we enter 2008 with momentum and remain confident that we will continue to deliver sustainable growth over the long term."

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)

Consolidated Soft Drink Sales Volume


13.3%
m u/c
423,9
480,3
2006
2007

Breakdown of Soft Drink Sales Volume*


International
20,4%

*On a combined basis

• Consolidated unit case sales volume increased by 13.3% to 480.3 million in 2007 versus prior year.

• In Turkey sales volume growth was at 11.2% in 2007, reaching 382.4 m u/c.

-Effective marketing initiatives on 11 national promotion campaigns have helped to drive growth within last year. CCI's market share in the CSD category reached 66.3% in 2007up from 65.1% in 2006.

-Solid double digit growth rates were once again achieved in the NCB category.

• In the international markets, sales volume increased by 22.2% to 97.9 m u/c in 2007. While experiencing healthy volume growth in all international markets and in all categories, Iraq and Syria, newly consolidated markets in 2007, made good progress.

- In 2007, CCI's market share in the CSD segment in Kazakhstan, Azerbaijan and Jordan were 46.4%, 51.6% and 11.4%, respectively.

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)-cont'd.


Consolidated Soft Drink Net Sales Revenue
15.5%
mYTL
1,667.2
1,925.9
2006
2007

•Consolidated net sales revenue increased by 15.5% to YTL1,925.9 million in 2007. Improvement in net sales revenue above volume growth was driven by effective revenue growth management.

- In Turkey net sales revenue increased by 14.9%, to YTL1,599.9 million in 2007. Net sales increased above the volume growth due to price increases, discount management and improved mix.
- In international markets net sales revenue increased by 24.8% in 2007 over the previous year and reached US$252.7 million. The net sales increase is primarily attributable to introduction of new packages, more aggressive distribution and price increases in local currency.

• Consolidated EBIT increased by 37.3% to YTL242.4 million in 2007, while the EBIT margin increased by 200bps reaching 12.6% in 2007 from 10.6% in the previous year.

- In Turkey the increase in EBIT in 2007 over the previous year was 39.0%,while reaching YTL203.4 million with an improved EBIT margin to 12.7% from 10.5% a year ago.
  - CCI benefited from strong sales volume growth, improved net sales, lower raw material prices as a result of YTL appreciation and reduced overhead expenses as a percentage of net sales due to economies of scale.
  - The expansion in the EBIT margin was achieved despite the increase in distribution and marketing expenses as a result of the increase in gasoline prices during 2007 as well as the increase in consumer promotions in an effort to boost the momentum both in CSD and NCB categories.
- In the international markets EBIT increased to US$28.2 million in 2007, indicating a growth of 38.4% over the previous year. Despite the increase in marketing activities in CIS operations and increased distribution expenses due to the increase in fuel prices EBIT margin increased by 110 bps to 11.2% in 2007.


Consolidated EBITDA
16.0%
17.7%
27.9%
mYTL
266.0
340.3
2006
2007
EBITDA Margin

• CCI's consolidated EBITDA improved by 27.9% in 2007 to YTL340.3 million. EBITDA margin expansion was 170 bps reaching 17.7% in 2007 from 16.0% in 2006.

- In Turkey EBITDA increased by 29.1% to YTL283.6 million in 2007 with an improved EBITDA margin to 17.7% in 2007 from 15.8% in 2006.
- In international markets EBITDA growth was 32.8% over previous year by reaching US$43.0 million. EBITDA margin improved by 100 bps to 17.0%.

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)- cont'd.

• CCI recorded a net income of YTL153.7 million in 2007, indicating a strong growth of 77.2% over the previous year.

•As of 31.12. 2007, CCI's consolidated net financial debt was YTL 360.0 million, sligthly higher than YTL322.1 million in YE2006.

OUTLOOK FOR 2008:

"We maintain our "High Single Digit to Low Double Digit" and "High Teens to Low Twenties" volume growth guidance for Turkey and international markets, respectively. In both lines of businesses we expect net revenue growth to exceed sales volume growth and EBITDA growth to exceed net revenue growth. 2008 performance will be supported by: effective revenue growth management and the roll out of best practices; continued product and packaging innovation; strong route to market execution; and, increased operating efficiencies. Innovations commenced in February 2008, with the introduction of Coca-Cola Zero in Turkey. Coca-Cola Zero has been launched in 52 countries over the past two years and it is accepted as the biggest innovation of the Coca-Cola brand in the past 22 years. We continue to invest heavily on growing production capacity, expanding our cooler base, and infrastructure. "

ABOUT ANADOLU EFES

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI"), that manages international beer operations, and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI"), that manages the soft drink business in Turkey and international markets.

• The Group currently operates in 13 countries with 17 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 34.5 million hectoliters, malting capacity of 236,500 tonnes and Coca-Cola bottling capacity of 670 million unit cases per year.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Manager)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES

Consolidated Income Statements For the Years Ended 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/12	2007/12
SALES VOLUME (million hectoliters)	31,0	34,6
NET SALES	2.594,0	3.030,4
Cost of Sales (-)	(1.344,4)	(1.495,6)
GROSS OPERATING PROFIT	1.249,6	1.534,7
Operating Expenses (-)	(854,2)	(1.019,0)
PROFIT FROM OPERATIONS	395,4	515,8
Other Income	103,4	101,2
Other Expense(-)	(59,4)	(98,2)
Financial Expense(-)	(98,0)	(17,3)
OPERATING INCOME	341,3	501,5
Net Monetary Gain/(Loss)	-	-
Minority Interest	(12,1)	(15,6)
INCOME BEFORE TAX	329,3	485,9
Income Tax	(60,2)	(111,4)
NET INCOME	269,0	374,5
EBITDA	592,8	734,9

Note 1: CCI's consolidated financial results are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50.3% shareholding in CCI.

Note 2: Interbrew Efes Brewery in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of EBI thereafter.

Note 3: EBITDA comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

ANADOLU EFES
Consolidated Balance Sheets as of 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	31.12.2007
Cash & Cash Equivalents	392,7	303,4
Available for Sale Securities (net)	44,0	4,1
Trade Receivables (net)	349,7	344,9
Due from Related Parties (net)	2,2	9,4
Other Receivables (net)	82,4	72,6
Inventories (net)	304,5	392,0
Other Current Assets	36,6	47,7
Total Current Assets	**1.212,0**	**1.174,0**
Other Receivables (net)	6,9	8,6
Investments (net)	7,2	45,5
Positive/Negative Goodwill (net)	900,8	815,8
Property, Plant and Equipment (net)	1.534,8	1.587,4
Intangible Assets (net)	268,9	228,6
Deferred Tax Assets	19,3	16,8
Other Non-Current Assets	11,4	17,9
Total Non-Current Assets	**2.749,2**	**2.720,5**
Total Assets	**3.961,1**	**3.894,5**

	31.12.2006	31.12.2007
Short Term Borrowings (net)	301,0	305,7
Current Portion of Long Term Borrowings (net)	169,5	150,1
Lease Obligations (net)	0,3	0,3
Trade Payables (net)	134,8	165,9
Due to Related Parties (net)	28,0	20,6
Advances Received	1,4	1,6
Provisions	10,7	20,1
Other Current Liabilities (net)	259,3	326,4
Total Current Liabilities	**905,1**	**990,7**
Long Term Borrowings (net)	742,4	602,0
Lease Obligations (net)	0,3	0,3
Provisions	31,5	37,8
Deferred Tax Liability	38,1	34,2
Other Non-Current Liability (net)	229,0	90,6
Total Non-Current Liabilities	**1.041,3**	**764,8**
Minority Interest	341,1	317,4
Total Equity	**1.673,6**	**1.821,6**
Total Liabilities and Shareholders' Equity	**3.961,1**	**3.894,5**

Note 1: CCI's consolidated financial results are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50.3% shareholding in CCI.

Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value and classified as "available for sale securities" as of 31.12.2006 and classified as "Investments" as of 31.12.2007 in Anadolu Efes' consolidated balance sheet.

TURKEY BEER OPERATIONS

Consolidated Income Statements For the Years Ended 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/12	2007/12
Sales Volume (million hectolitres)	**7,1**	**7,6**
NET SALES	**825,6**	**967,0**
GROSS OPERATING PROFIT	**532,7**	**651,4**
PROFIT FROM OPERATIONS	**242,7**	**327,6**
Financial Expense	(8,0)	(22,3)
Foreign Exchange Gain/(Loss), net	5,2	50,9
Other Income/(Expense), net	22,8	(10,6)
OPERATING INCOME	**262,7**	**345,6**
INCOME BEFORE TAX	**262,7**	**345,6**
Income Tax	(43,2)	(66,9)
NET INCOME	**219,5**	**278,7**
EBITDA	**309,7**	**398,2**

Note : EBITDA comprises of Profit from Operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

TURKEY BEER OPERATIONS

Highlighted Balance Sheet Items as of 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	31.12.2007
Cash, cash equivalents and available for sale securities	170,4	159,8
Trade receivables, net	205,6	161,6
Inventories, net	83,6	90,6
Total current assets	**481,7**	**439,6**
Investments, net	1.209,6	1.248,8
Property, plant and equipment, net	284,8	302,5
Total non-current assets	**1.511,4**	**1.569,3**
Trade payables	34,7	45,5
Other payables	83,9	100,4
Short-term borrowings, net (including current portion of long-term debt and lease obligations)	137,6	109,0
Total current liabilities	**268,2**	**270,9**
Long-term debt, net (including lease obligations)	223,2	58,2
Total non-current liabilities	**333,9**	**177,7**
Shareholders' Equity	**1.390,9**	**1.560,3**
Total Liabilities and Shareholders' Equity	**1.993,0**	**2.009,0**

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

INTERNATIONAL BEER OPERATIONS (EBI)

Consolidated Income Statements For the Years Ended 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS
(million USD)

	2006/12	2007/12
Volume (million hectoliters)	**11,7**	**13,3**
NET SALES	**638,9**	**836,2**
GROSS OPERATING PROFIT	**310,1**	**374,1**
PROFIT FROM OPERATIONS	**55,4**	**80,6**
Financial Income/(Expense), Net	(26,6)	(28,9)
PROFIT BEFORE TAX	**28,8**	**51,6**
Income Tax	(7,4)	(14,3)
PROFIT AFTER TAX	**21,4**	**37,3**
Minority Interest	(0,8)	0,1
NET PROFIT	**20,6**	**37,5**
EBITDA	**112,6**	**156,0**

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)

Highlighted Balance Sheet Items as of 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS
(million USD)

	31.12.2006	31.12.2007
Cash and cash equivalents	163,9	58,5
Trade and other receivables	49,6	88,1
Inventories	97,9	188,0
Total current assets	**371,3**	**402,7**
Property, plant and equipment, net	628,6	726,5
Intangible assets, net (including goodwill)	515,0	536,9
Prepayments and other non-current assets	2,2	2,9
Total non-current assets	**1.158,0**	**1.281,7**
Trade and other payables	145,8	225,8
Short-term borrowings (including current portion of long-term debt and lease obligations)	160,5	203,4
Total current liabilities	**330,1**	**457,6**
Long-term debt, net (including lease obligations)	311,1	342,6
Total non-current liabilities	**427,3**	**353,9**
Minority Interests	9,3	9,6
Shareholders' Equity	**762,7**	**863,4**
Total Liabilities and Shareholders' Equity	**1.529,3**	**1.684,4**

Note 1: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

SOFT DRINK OPERATIONS (CCI)

Consolidated Income Statements For the Years Ended 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/12	2007/12
Volume(m U/C)	423,9	480,3
NET SALES	1.667,2	1.925,9
GROSS OPERATING PROFIT	525,0	783,9
EBIT	176,5	242,4
Financial Expenses, net	(80,0)	1,2
Other Income/(Expense), net	6,3	(37,0)
INCOME BEFORE TAX	102,8	206,5
Income Tax	(12,0)	(50,7)
Minority Interest	(4,1)	(2,2)
NET INCOME	86,7	153,7
EBITDA	266,0	340,3

Note 1: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 2: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)

Highlighted Balance Sheet Items as of 31.12.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	31.12.2007
Cash and cash equivalents and investments in securities	55,6	147,8
Trade receivables and due from related parties (net)	142,4	156,4
Inventory (net)	165,9	166,1
Total current assets	406,9	533,2
Property, plant and equipment, net	721,8	864,4
Intangible assets (including goodwill)	309,9	258,2
Other non- current assets	8,6	18,4
Total non-current assets	1.051,3	1.143,9
Short term borrowings (including current portion of Long Term Borrowings and lease obligations)	214,1	219,3
Trade payables and due to related parties	105,0	127,0
Total current liabilities	388,1	414,7
Long Term Borrowings (including lease obligations)	163,6	288,5
Total non-current liabilities	204,0	338,0
Minority Interest	17,4	13,4
Shareholders' Equity	848,7	911,0
Total Liabilities and Shareholders' Equity	1.458,2	1.677,1

Note 1: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

END